[LETTERHEAD OF ELECTRONIC CONTROL SECURITY INC.]

December 6, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Electronic Control Security Inc.
            Commission File No.: 000-15941

Ladies and Gentlemen:

      Please be advised that the undersigned issuer, Electronic Control Security Inc., hereby withdraws its registration statement on Form 10-SB, File No. 000-15941, effective upon receipt of this letter by the Commission.

      This letter of withdrawal is being filed both electronically and by hard copy.

      Please file stamp the copy of this letter included herewith and return same to me in the enclosed, self-addressed, stamped envelope.

Very truly yours,
Electronic Control Security Inc.


By: /s/ Arthur Barchenko
    ----------------------------
    Arthur Barchenko, President